Exhibit  99.A


                   KIEWIT CONSTRUCTION & MINING GROUP

                   Index to Financial Statements and
                Management's Discussion and Analysis of
             Financial Condition and Results of Operations


                                                              Page
Financial Statements
  Condensed Statements of Operations for the three months
   ended March 31, 1995 and 1994
  Condensed Balance Sheets as of March 31, 1995 and
   December 31, 1994
  Condensed Statements of Cash Flows for the three months
   ended March 31, 1995 and 1994
  Notes to Condensed Financial Statements

Management's Discussion and Analysis of Financial Condition and Results of Operations


                KIEWIT CONSTRUCTION & MINING GROUP

                Condensed Statements of Operations
                             (unaudited)

                                               Three months ended
                                                     March 31
(dollars in millions, except per share data)  1995           1994

Revenue                                      $ 426          $ 411
Cost of Revenue                               (409)          (393)

                                                17             18

General and Administrative Expenses            (32)           (33)

Operating Loss                                 (15)           (15)

Other Income (Expense):
  Investment Income, net                         3              2
  Interest Expense                              (1)             -
  Other, net                                    11             10

                                                13             12

Loss Before Income Taxes                        (2)            (3)

Benefit for Income Taxes                          -             1

Net Loss                                     $  (2)         $  (2)
Loss Per Common & Common
  Equivalent Share                           $(.16)         $(.14)

See accompanying notes to condensed financial statements.


                    KIEWIT CONSTRUCTION & MINING GROUP

                           Condensed Balance Sheets

                                            March 31,  December 31,
                                              1995         1994
(dollars in millions)                      (unaudited)

Assets

Current Assets:
  Cash and cash equivalents                  $   84         $  70
  Marketable securities                          98           156
  Receivables, less allowance of $7 and $7      235           260
  Costs and earnings in excess of billings
    on uncompleted construction contracts       118           101
  Investment in construction joint ventures      50            69
  Deferred income taxes                          54            59
  Other                                          18            23

Total Current Assets                            657           738

Property, Plant and Equipment, less
 accumulated depreciation and amortization
  of $400 and $395                              150           140
Deferred Income Taxes                             4             4
Other Assets                                     85            85

                                             $  896         $ 967

Liabilities and Stockholders' Equity

Current Liabilities:
  Accounts payable, including retainage
   of $43 and $41                            $  166         $ 179
  Current portion of long-term debt               2             3
  Accrued construction costs and
   billings in excess of revenue
   on uncompleted contracts                     113           106
  Accrued insurance costs                        71            73
  Other                                          43            44

Total Current Liabilities                       395           405

Long-Term Debt, less current portion              7             9
Other Liabilities                                46            48


Stockholders' Equity,
  ($332 million aggregate redemption value)
  Common equity                                 454           513

  Net unrealized holding losses                  -             (1)

  Foreign currency adjustment                    (6)           (7)

  Total Stockholders' Equity                    448           505

                                             $  896         $ 967

See accompanying notes to condensed financial statements.

                     KIEWIT CONSTRUCTION & MINING GROUP

                    Condensed Statements of Cash Flows
                               (unaudited)

                                                Three months ended
                                                     March 31
(dollars in millions)                          1995           1994

Cash flows from operations:
  Net cash provided by operations            $  41          $  18

Cash flows from investing activities:
  Proceeds from sales and maturities of
   marketable securities                       102            109
  Purchases of marketable securities           (42)           (78)
  Proceeds from sales of property,
    plant and equipment                          3              2
  Capital expenditures                         (22)           (12)
  Acquisition of APAC-Arizona, Inc.              -            (49)
  Other                                         (1)            (2)
    Net cash provided by (used in)
      investing activities                      40            (30)

Cash flows from financing activities:
  Payments on long-term debt, including
    current portion                             (3)            (4)
  Repurchases of common stock                   (3)            (8)
  Dividends paid                                (7)            (6)
  Exchange of Class B&C Stock for
    Class D Stock, net                         (54)           (44)

    Net cash used in financing activities      (67)           (62)

Effect of exchange rates on cash                 -             (2)

Net change in cash and cash equivalents         14            (76)
Cash and cash equivalents at beginning
 of period                                      70             99

Cash and cash equivalents at end of period   $  84          $  23


See accompanying notes to condensed financial statements.

                   KIEWIT CONSTRUCTION & MINING GROUP

                Notes to Condensed Financial Statements

1.  Basis of Presentation:

The condensed balance sheet of Kiewit Construction & Mining Group (the "Group") at December 31, 1994 has been condensed from the Group's audited balance sheet as of that date. All other financial statements contained herein are unaudited and have been prepared using the historical amounts included in the Peter Kiewit Sons', Inc. ("PKS") consolidated condensed financial statements. The Group's accounting policies and certain other disclosures are set forth in the notes to the financial statements contained in PKS' Annual Report on Form 10-K as an exhibit for the year ended December 31, 1994.

Although the financial statements of PKS' Construction & Mining Group and Diversified Group separately report the assets, liabilities and stockholders' equity of PKS attributed to each such group, legal title to such assets and responsibility for such liabilities will not be affected by such attribution. Holders of Class B&C Stock and Class D Stock are stockholders of PKS. Accordingly, the PKS consolidated condensed financial statements and related notes as well as those of the Kiewit Diversified Group should be read in conjunction with these financial statements.

Marketable securities at March 31, 1995 and December 31, 1994 include approximately $59 million and $61 million, respectively, of investments which are being held by the owners of various construction projects in lieu of retainage. Receivables at March 31, 1995 and December 31, 1994 include approximately $60 million and $48 million, respectively, of retainage on uncompleted projects, the majority of which is expected to be collected within one year.

Where appropriate, items within the condensed financial statements have been reclassified from the previous periods to conform to current year presentation.

2.  Loss Per Share:

Primary loss per share of common stock have been computed using the weighted average number of shares outstanding during each period.
The number of shares used in computing loss per share was 13,909,422 for the three months ended March 31, 1995 and 15,376,585 for the three months ended March 31, 1994.


3.  Summarized Financial Information:

The Group's 50% portion of PKS' corporate assets and liabilities and related transactions, which are not separately identified with the ongoing operations of the Construction & Mining Group or the Diversified Group, is as follows (in millions):

                                              Group
                                    March 31,          December 31,
                                      1995                 1994

Cash and cash equivalents           $  -                $   25
Marketable securities                  2                    15
Property, plant and equipment, net     5                     5
Other assets                           2                    16

Total Assets                        $  9                $   61

Accounts payable                    $ 22                $   30
Convertible debentures                 1                     1
Notes to former stockholders           3                     6
Other liabilities                      1                     2

Total Liabilities                   $ 27                $   39


                                                Group
                                          Three months ended
                                               March 31,
                                      1995                 1994

Other income (expense), net           (1)                    1

Corporate general and administrative costs have been allocated to the Group based upon certain measures of business activities, such as employment, investments, and sales, which management believes to be reasonable. These allocations were less than $1 million for the three months ended March 31, 1995 and $6 million for the three months ended March 31,1994. Due to a corporate realignment, significantly all of the administrative functions and personnel previously provided to the Group are now located at the Group.

Mine management income from the Diversified Group was $8 million in 1995 and $7 million in 1994.

4.  Other Matters:

PKS' management has asked the Internal Revenue Service to issue a ruling (the "Ruling") that would permit PKS to make a tax-free distribution of its entire ownership interest in MFS to the Class D stockholders (the "Spin-off"). PKS' management proposed a plan (the "Plan") to implement the Spin-off to PKS' Board of Directors during the second quarter of 1995. If the Board of Directors approves the Plan, and the Internal Revenue Service issues the Ruling, PKS could complete the Spin-off as early as the third quarter of 1995.

The Spin-off might not occur. For example, PKS might not receive the Ruling or the Board might not adopt the Plan. In addition, the issuance of the MFS Preferred Stock necessary to obtain the Ruling (as described below), would require a favorable vote from a majority of the minority common stockholders of MFS, other than PKS, present and voting in person or by proxy at a special MFS stockholders meeting. If the favorable vote is not received, MFS would not be able to issue the MFS Preferred Stock and PKS would not be able to complete the Spin-off. Also, the Spin-off is subject to receipt of certain other approvals, some of which might not be received. Finally, if PKS's Board of Directors adopts the Plan, it would reserve the right to abandon, defer or modify the Spin-off at any time.

MFS has agreed in principle to issue PKS a special class of high-vote convertible preferred stock (the "MFS Preferred Stock") designed to permit PKS to satisfy certain requirements for receiving the Ruling. MFS would issue the Preferred Stock to PKS in exchange for the transfer by PKS to MFS of approximately 3.0 million of the shares of MFS common stock currently held by PKS. PKS anticipates that the MFS Preferred Stock (i) would have a face value of approximately $15-25 million, (ii) would be convertible into MFS common stock at any time after the first anniversary of the date the MFS Preferred Stock is issued, (iii) would have dividend rate and a conversion premium determined by market conditions at the time that the MFS Preferred Stock is issued, (iv) would be redeemable at par six years after the date of issuance, and (v) would be non transferable for six years after the date of issuance except under certain limited circumstances. At the option of MFS, dividends on the MFS Preferred Stock could be paid either in cash or in shares of MFS Common Stock. Each share of MFS Preferred Stock would have approximately five votes per share in any election of MFS directors. If the Spin-off occurs, PKS would distribute to Class D stockholders both the MFS Preferred Stock and all of the common stock of MFS then held by PKS. If the Spin-off does not occur, MFS would not issue the MFS Preferred Stock to PKS.

The Plan would provide for an exchange offer (the "Exchange Offer") by PKS for Class C Stock, to be completed before the Spin-off. Under an Exchange Offer, PKS would offer to exchange Class D Stock for some or all of its outstanding Class C Stock on terms similar to those upon which Class C Stock can be converted into Class D Stock during the annual conversion period provided in the Company's Certificate of Incorporation. As a result, Class C Stockholders wanting to convert Class C Stock to Class D Stock would not be disadvantaged if the Spin-off were to be completed before the next conversion permitted by the Certificate of Incorporation. If an Exchange Offer could not be completed prior to the next conversion under the Certificate of Incorporation, PKS probably would defer any Spin-off until the first quarter of 1996.

The Group is involved in various lawsuits, claims and regulatory proceedings incidental to its business. Management believes that any resulting liability for legal proceedings beyond that provided should not materially affect the Group's financial position or results of operations.

               KIEWIT CONSTRUCTION & MINING GROUP

Item 2.  Management's Discussion and Analysis of Financial
         Condition and Results of Operations

Results of Operations - First Quarter 1995 vs. First Quarter 1994

Construction

Construction revenue increased by $14 million or 4% during the first quarter of 1995. The increase relates to the inclusion of an additional two months of materials revenue generated by the APAC-Arizona companies acquired on February 28, 1994. Contract backlog at March 31, 1995 was $2.4 billion, of which 14% is attributable to foreign operations, principally, Canada and the Philippines. Projects on the west coast account for 39% of the total backlog of which the San Joaquin Toll Road represents $311 million. The San Joaquin project is scheduled for completion in 1997.

Direct costs associated with construction contracts increased $17 million or 4% in 1995. Construction margins were 4% in both periods. The results of the quarter are not indicative of the expected results for the year.

Investment Income, net

Investment income is principally comprised of interest and dividend income of $4 million and $2 million in 1995 and 1994, and gains and (losses) on the sale of securities of ($1) million in 1995 and $1 million in 1994.

Other, net

Other income consists of mine management fees of $8 and $7 million in 1995 and 1994, gains and losses from asset dispositions and other miscellaneous activities.

Financial Condition - March 31, 1995 vs. December 31, 1994

The Group's working capital decreased $71 million or 21% during the first quarter of 1995. A significant portion of the decline was due to the conversion and repurchase of 2.1 million shares of Class B&C stock totaling $57 million and dividend payments of $7 million. Cash flows from operations, of $41 million, and cash flows from investing activities, primarily the net proceeds from sale of marketable securities, of $60 million, and capital expenditures of $22 million, resulted in a net $14 million increase in cash for the period.

The Group anticipates investing between $40 and $75 million annually in its construction business, and purchasing additional shares of an electrical contractor - the Group is committed to 80% ownership by 1997. Other long-term liquidity uses include payment of income taxes and repurchases and conversions of common stock.

The Group's working capital position at March 31, 1995, together with anticipated cash flows from operations and existing borrowing capacity, should be sufficient for immediate cash requirements and future investing activities, however in the event of a MFS Spin, the Group may incur additional debt to fund the stock conversions.

PKS' management has asked the Internal Revenue Service to issue a ruling (the "Ruling") that would permit PKS to make a tax-free distribution of its entire ownership interest in MFS to the Class D stockholders (the "Spin-off"). PKS' management proposed a plan (the "Plan") to implement the Spin-off to PKS' Board of Directors during the second quarter of 1995. If the Board of Directors approves the Plan, and the Internal Revenue Service issues the Ruling, PKS could complete the Spin-off as early as the third quarter of 1995.

The Spin-off might not occur. For example, PKS might not receive the Ruling or the Board might not adopt the Plan. In addition, the issuance of the MFS Preferred Stock necessary to obtain the Ruling (as described below), would require a favorable vote from a majority of the minority common stockholders of MFS, other than PKS, present and voting in person or by proxy at a special MFS stockholders meeting. If the favorable vote is not received, MFS would not be able to issue the MFS Preferred Stock and PKS would not be able to complete the Spin-off. Also, the Spin-off is subject to receipt of certain other approvals, some of which might not be received. Finally, if PKS' Board of Directors adopts the Plan,it would reserve the right to abandon, defer or modify the Spin-off at any time.

MFS has agreed in principle to issue PKS a special class of high-vote convertible preferred stock (the "MFS Preferred Stock") designed to permit PKS to satisfy certain requirements for receiving the Ruling. MFS would issue the Preferred Stock to PKS in exchange for the transfer by PKS to MFS of approximately 3.0 million of the shares of MFS common stock currently held by PKS. PKS anticipates that the MFS Preferred Stock (i) would have a face value of approximately $15-25 million, (ii) would be convertible into MFS common stock at any time after the first anniversary of the date the MFS Preferred Stock is issued, (iii) would have dividend rate and a conversion premium determined by market conditions at the time that the MFS Preferred Stock is issued, (iv) would be redeemable at par six years after the date of issuance, and (v) would be non transferable for six years after the date of issuance except under certain limited circumstances. At the option of MFS, dividends on the MFS Preferred Stock could be paid either in cash or in shares of MFS Common Stock. Each share of MFS Preferred Stock would have approximately five votes per share in any election of MFS directors. If the Spin-off occurs, PKS would distribute to Class D stockholders both the MFS Preferred Stock and all of the common stock of MFS then held by PKS. If the Spin-off does not occur, MFS would not issue the MFS Preferred Stock to PKS.

The Plan would provide for an exchange offer (the "Exchange Offer") by PKS for Class C Stock, to be completed before the Spin-off. Under an Exchange Offer, PKS would offer to exchange Class D Stock for some or all of its outstanding Class C Stock on terms similar to those upon which Class C Stock can be converted into Class D Stock during the annual conversion period provided in the Company's Certificate of Incorporation. As a result, Class C Stockholders wanting to convert Class C Stock to Class D Stock would not be disadvantaged if the Spin-off were to be completed before the next conversion permitted by the Certificate of Incorporation. If an Exchange Offer could not be completed prior to the next conversion under the Certificate of Incorporation, PKS probably would defer any Spin-off until the first quarter of 1996.